Exhibit 99.1

Foresight Announces Second Quarter and First Half 2019

Financial Results

NESS ZIONA, Israel — August 9, 2019 — Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (Nasdaq and TASE: FRSX), today reported financial results for the second quarter and first half of 2019.

“Foresight achieved multiple major milestones during the second quarter. We signed our first commercial agreement with Elbit Systems, which demonstrates our progress and the endorsement of QuadSight™ by leading global companies. The agreement with Elbit is a testament to the quality of our technology, as Elbit performed rigorous testing before making their choice,” commented Haim Siboni, CEO of Foresight.

“In addition, we signed an agreement with a Chinese Tier One automotive supplier to design, develop and commercialize automatic safety solutions for the vehicles of Chinese vehicle manufacturers (OEMs), which may pave the way for further collaboration with the growing Chinese auto industry.

We have also opened a demonstration center in Israel, allowing our investors to experience the QuadSight vision system firsthand, and experience the depth and sophistication of our technology. Users are consistently impressed with the system’s vision capabilities, which we have witnessed at recent demonstrations in Detroit and the Silicon Valley region. Our demonstrations across the United States were conducted with the assistance and support of FLIR Systems, a world-leading industrial technology company focused on intelligent sensing solutions. We expect Foresight’s momentum to continue over the second half of the year, and we are very optimistic about the future of the company.”

Corporate Highlights Q2:

●	Foresight Successfully Completes Three Series of Technological Demonstrations to Date: The demonstrations performed in the United States, France and Japan resulted in two sales of prototype systems to date, and the Company expects to receive additional prototype orders in the future. The Company plans to hold additional demonstrations in 2019.

●	Foresight Signs Agreement with Chinese Tier One Automotive Supplier: The agreement is for multiphase technological cooperation with a Chinese Tier One supplier, to develop smart mobility solutions for the Chinese automotive industry, and specifically for two Chinese OEMs.

●	Foresight Signs First Commercial Agreement with Elbit Systems: The commercial agreement is with Elbit Systems Land Ltd., a subsidiary of Elbit Systems Ltd. (Nasdaq and TASE: ESLT), for exclusive marketing of Foresight’s proprietary image processing software for the defense, paramilitary and homeland security markets. Elbit, a $7 billion leading defense electronics company based in Israel, intends to integrate Foresight’s image processing software into its products, systems and solutions, and to market it globally.

●	Foresight Signs Exclusive Distribution Agreement in Japan: According to the agreement, Cornes Technologies will have exclusive rights to promote and sell Foresight’s QuadSight system in Japan. Cornes Technologies, a renowned trading company, plays a significant role in establishing and developing commercial links and trade between Japan and the rest of the world.

●	Foresight Successfully Completes Technological Demonstrations for Leading Vehicle Manufacturers in France: These demonstrations follow a series of successful technological demonstrations that were carried out in Japan with six additional OEMs and Tier One suppliers, several of which have expressed interest in purchasing the QuadSight prototype system for further evaluation.

●	Foresight Wins Gold at 2019 Edison Awards: The QuadSight vision system was named the Gold Winner in the Transportation & Logistics, Autonomous Vehicles category in the prestigious 2019 Edison Awards™. The Edison Awards, named after Thomas Alva Edison, recognize and honor the world’s best in innovators and innovations.

●	Foresight Receives Notice of Allowance for First Patent Application from U.S. Patent and Trademark Office: Foresight received a notice of allowance for its first patent application, number 16/078,489, for the Company’s patented alerting system that detects traffic lights or traffic signs.

●	Foresight Opens Demonstration Center to Investors: The QuadSight demonstration center is located near Foresight’s offices, offering customers, business partners and investors an opportunity to ride in a vehicle equipped with Foresight’s automotive vision system.

Foresight ended the second quarter of 2019 with $16.3 million in cash and short-term deposits, GAAP net loss of $3.8 million, and non-GAAP net loss for the same period of $3 million.

Second Quarter 2019 Financial Results

●	Research and development (R&D) expenses for the three months ended June 30, 2019, were $2,390,000, compared to $2,187,000 in the three months ended June 30, 2018. During the second quarter of 2019, we continued accelerated employee recruitment and subcontracted services.

●	General and administrative (G&A) expenses for the three months ended June 30, 2019, were $865,000, compared to $887,000 in the three months ended June 30, 2018. The decrease is attributed primarily to decrease in stock-based compensation expenses offset by an increase in rent and maintenance expenses.

●	GAAP net loss for the three months ended June 30, 2019 was $3,823,000, or $(0.03) per ordinary share, compared to a GAAP net loss of $4,083,000, or ($0.04) per ordinary share, in the three months ended June 30, 2018. The decrease is attributed mainly to equity in net gain of Rail Vision, an affiliated company (mainly gain from the issuance of shares by Rail Vision to third parties), offset by increased research and development expenses and marketing and sales expenses recorded in the three months ended June 30, 2019.

●	Non-GAAP net loss for the three months ended June 30, 2019 was $3,016,000, or $(0.02) per ordinary share, compared to a non-GAAP net loss of $3,637,000, or $(0.03) per ordinary share, in the three months ended June 30, 2018. A reconciliation between GAAP net loss and non-GAAP net loss is provided in the financial statements that are part of this release. Non-GAAP results exclude the effect of stock-based compensation expenses, revaluation of other investments and revaluation of derivative warrant liability.

First Half 2019 Financial Results

●	R&D expenses for the six months ended June 30, 2019 were $4,460,000, compared to $4,262,000 in the six months ended June 30, 2018. The increase is attributed mainly to accelerated subcontracted services.

●	G&A expenses for the six months ended June 30, 2019 were $1,773,000, compared to $1,941,000 in the six months ended June 30, 2018. The decrease is attributed primarily to stock-based compensation expenses.

●	GAAP net loss for the six months ended June 30, 2019 was $7,138,000, or $(0.05) per ordinary share, compared to a GAAP net loss of $1,485,000 or ($0.01) per ordinary share in the six months ended June 30, 2018. The increase is attributed mainly to revaluation of other investments in the amount of $5,328,000 and to revaluation of derivative warrant liability in the amount of $1,552,000, both recorded under financial income, in the six months ended June 30, 2018.

●	Non-GAAP net loss for the six months ended June 30, 2019 was $5,935,000, or $(0.04) per ordinary share, compared to a non-GAAP net loss of $7,185,000, or $(0.06) per ordinary share, in the six months ended June 30, 2018. A reconciliation between GAAP net loss and non-GAAP net loss is provided in the financial statements that are part of this release. Non-GAAP results exclude the effect of stock-based compensation expenses, revaluation of other investments and revaluation of derivative warrant liability.

Balance Sheet Highlights

●	Cash and short-term deposits totaled $16.3 million as of June 30, 2019, compared to $19.6 million on June 30, 2018.

●	Investments in Rail Vision totaled $7.6 million as of June 30, 2019, compared to $12.2 million as of June 30, 2018. The decrease is attributed primarily to gains from revaluation of other investments (Rail Vision warrants) recorded in the six months ended June 30, 2018, and to the expiration of Rail Vision warrants during the six months ended June 30, 2019, offset by equity in net gain of Rail Vision (mainly from the issuance of shares by Rail Vision to third parties).

●	GAAP shareholders’ equity totaled $23.8 million as of June 30, 2019, compared to $23.6 million on December 31, 2018.

●	Non-GAAP shareholders’ equity totaled $24.2 million as of June 30, 2019, compared to $23.3 million as of December 31, 2018.

A reconciliation between GAAP shareholders’ equity results and non-GAAP shareholders’ equity results is provided in the financial statements that are part of this release. Non-GAAP results exclude revaluation of other investments and derivative warrant liability.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the company’s earnings release contains non-GAAP financial measures of net loss for the period that excludes the effect of stock-based compensation expenses, the revaluation of other investments and revaluation of derivative warrant liability, and non-GAAP financial measures of shareholders’ equity that excludes the effect of derivative warrant liability and the revaluation of other investments. The company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the company’s ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses its agreement with a Chinese Tier One automotive supplier, paving the way for further collaboration with the growing Chinese auto industry, allowing investors to experience the QuadSight vision system at the Company’s demonstration center, expected momentum over the second half of the year, receiving additional prototype orders, and holding additional technological demonstrations during the year. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 20, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of June 30, 2019	As of June 30, 2018	As of December 31, 2018
ASSETS

Current assets:
Cash and cash equivalents	$4,047	$8,483	$3,158
Short Term Deposits	12,280	11,162	12,506
Marketable equity securities	31	44	23
Other Investments	-	8,417	345
Other receivables	509	340	471
Total current assets	16,867	28,446	16,503

Non-current assets:
ROU Asset	1,417	-	-
Investment in affiliate company	7,584	3,761	7,568
Fixed assets, net	699	629	787
	9,700	4,390	8,355

Total assets	$26,567	$32,836	$24,858

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$308	$306	$344
Operating Lease Liability	408	-	-
Other accounts payables	897	1,534	947
Derivative warrant liability	42	238	-
Total current liabilities	1,655	2,078	1,291

Non-current liabilities:
Operating Lease Liability	1,125	-	-
Derivative warrant liability	-	281	-
		281	-
Total liabilities	2,780	2,359	1,291

Shareholders’ equity:

Common stock of NIS 0 par value;	-	-	-
Additional paid-in capital	64,879	50,409	57,521
Receipts on account of shares	-	850	-
Accumulated deficit	(41,092)	(20,782)	(33,954)
Total stockholders’ equity	23,787	30,477	23,567

Total liabilities and stockholders’ equity	$26,567	$32,836	$24,858

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2019	2018	2019	2018
Research and development expenses, net	(4,460)	(4,262)	(2,390)	(2,187)

Marketing and sales	(1,097)	(540)	(499)	(234)

General and administrative expenses	(1,773)	(1,941)	(865)	(887)

Operating loss	(7,330)	(6,743)	(3,754)	(3,308)

Equity in net gain (loss) of an affiliated company	16	(1,077)	106	(459)

Financing income (expenses), net	176	6,335	(175)	(316)

Net loss	(7,138)	(1,485)	(3,823)	(4,083)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2019	2018	2019	2018

Net cash used in operating activities
Profit (Loss) for the Period	(7,138)	(1,485)	(3,823)	(4,083)

Adjustments to reconcile profit (loss) to net cash used in operating activities:	1,432	(3,635)	630	1,554

Net cash used in operating activities	(5,706)	(5,120)	(3,193)	(2,529)

Cash Flows from Investing Activities
Changes in short term deposits	226	1,007	(1,957)	350
Proceed from other investments	21	-	21	-
Investment in affiliate company	-	(2,489)	-	(249)
Purchase of fixed assets	(39)	(430)	(8)	(149)

Net cash provided (used) by investing activities	208	(1,912)	(1,944)	(48)

Cash flows from Financing Activities:
Issuance of ordinary shares and warrants, net of issuance expenses	6,521	5,485	290	5,485
Exercise of warrants and options, net of issuance expenses	-	159	-	-
Receipts on account of shares	-	850	-	850

Net cash provided by financing activities	6,521	6,494	290	6,335

Effect of exchange rate changes on cash and cash equivalents	(134)	(615)	(60)	(456)

Increase (decrease) in cash and cash equivalents	889	(1,153)	(4,907)	3,302
Cash and cash equivalents at the beginning of the period	3,158	9,636	8,954	5,181

Cash and cash equivalents at the end of the period	4,047	8,483	4,047	8,483

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

Adjustments to reconcile profit (loss) to net cash used in operating activities:	Six months ended June 30,		Three months ended June 30,
	2019	2018	2019	2018
Share-based payment	836	1,180	441	573
Depreciation	127	90	65	49
Revaluation of derivative warrant liability	43	(1,552)	42	(127)
Equity in loss (gain) of an affiliated company	(16)	1,077	(106)	459
Revaluation of securities	(8)	(22)	(11)	8
Revaluation of other investments	324	(5,328)	324	-
exchange rate changes on cash and cash equivalents	134	615	60	456

Changes in assets and liabilities:
Decrease (increase) in other receivables	(38)	142	(62)	149
Increase (decrease) in Trade payables	(36)	(24)	(3)	10
Change in operating lease liability	75	-	25
Increase (decrease) in other accounts payable	(9)	187	(145)	(23)

Adjustments to reconcile profit (loss) to net cash used in operating activities	1,432	(3,635)	630	1,554

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	As of June 30, 2019	As of June 30, 2018	As of December 31, 2018
GAAP Shareholders’ equity	23,787	30,477	23,567
Revaluation of other investments	324	(5,328)	(316)
Derivative warrant liability	42	519	-
Non-GAAP Shareholders’ equity	24,153	25,668	23,252

FORESIGHT AUTONOMOUS HOLDINGS LTD.

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands

	Six months ended June 30		Three months ended June 30,
	2019	2018	2019	2018
GAAP operating loss	(7,330)	(6,743)	(3,754)	(3,308)
Stock-based compensation in research and development	284	349	160	166
Stock-based compensation in sales and marketing	98	96	50	48
Stock-based compensation in general and administrative	454	735	231	359
Non-GAAP operating loss	(6,494)	(5,563)	(3,313)	(2,735)

GAAP Financing income (expenses), net	176	6,335	(175)	(316)
Revaluation of other investments	324	(5,328)	324	-
Revaluation of derivative warrant liability expenses (income)	43	(1,552)	42	(127)
Non-GAAP Financing income (expenses), net	543	(545)	191	(443)

GAAP net profit (loss)	(7,138)	(1,485)	(3,823)	(4,083)
Stock-based compensation expenses	836	1,180	441	573
Revaluation of other investments	324	(5,328)	324	-
Revaluation of derivative warrant liability	43	(1,552)	42	(127)
Non-GAAP net loss	(5,935)	(7,185)	(3,016)	(3,637)